8.0 CODE OF ETHICS

8.1	INTRODUCTION

A.    Fiduciary Duty. This Code of Ethics is based on the principle that all Advisory Representatives of Asset One, LLC (“Advisor”) and certain other staff personnel have a fiduciary duty to place the interest of Clients ahead of their own and the Advisor’s. This Code of Ethics applies to all “Supervised Persons” and “Staff Personnel” in combination known as “Associates”. Associates must avoid activities, interests, and relationships that might interfere with making decisions in the best interests of the Advisor’s Advisory Clients. For purposes of this policy, the following definitions apply:

“Supervised Person” any partner, officer, director (or other person occupying a similar status or performing similar functions), or employee of an investment advisor, or other person who provides investment advice on behalf of the investment advisor and is subject to the supervision and control of the investment advisor.

“Staff Personnel” any Registered Assistant or staff member providing administrative services to IARs.

“Advisory Client”: any person or entity for which serves as investment advisor, renders investment advice or makes investment decisions.

“Code”: this policy as supplemented by other policies and procedures contained in the Asset One, LLC Compliance and Supervisory Procedures Manual.

“Reportable Securities”: all securities in which a Supervised Person has a beneficial interest except: (i) U.S. Government securities, (ii) money market instruments (e.g., bankers’ acceptances, bank certificates of deposit, commercial paper, repurchase agreements and other high quality short-term debt instruments), (iii)

shares of money market funds, (iv) shares and holdings in other mutual funds unless Advisor acts as the investment advisor to the subject fund, and (iv) units of a unit investment trust if the UIT is invested exclusively in unaffiliated mutual funds.

As fiduciaries, all Supervised Persons must at all times:

1.	Place the interests of Advisory Clients first. All Supervised Persons must scrupulously avoid serving their own personal interests ahead of the interests of the Advisor’s Advisory Clients. Supervised Persons may not induce or cause an Advisory Client to take action, or not to take action, for personal benefit, rather than for the benefit of the Advisory Client. For example, a supervisor or employee would violate the policy by causing an Advisory Client to purchase a security he or she owned for the purpose of increasing the price of that security.

2.	Avoid taking inappropriate advantage of their position. The receipt of investment opportunities, perquisites or gifts from persons seeking business with Advisor or its Advisory Clients, could call into question the exercise of the independent judgment of a Supervised Person. Supervised Persons may not, for example, use their knowledge of portfolio transactions to profit by the market effect of such transactions.

3.	Conduct all personal securities transactions in full compliance with this Code. Doubtful situations always should be resolved in favor of Advisory Clients. Technically, compliance with the Code’s provisions shall not automatically insulate from scrutiny any securities transactions or actions that indicate a violation of the Advisor’s fiduciary duties.

4.	All supervised persons must comply with applicable federal securities laws.

8.2	OTHER DUTIES
A.	Proprietary Information and Confidentiality Policy- Associates will be exposed to company confidential information. Confidential information is defined as confidential and proprietary information of the company to which the general public does not have access. This will include customer lists and accounts, systems, procedures, policies, strategies, research, business plans, financial data, strategies, price lists, formulas, techniques, technology, confidential reports, computer software, telephone lists, contract forms, files and all other information, knowledge, or data of any kind or nature relating to the products, services, or business of the company. Confidential and proprietary information also includes any work product of the associate during his or her employment with the company including emails, reports, memorandums, research, and other similar documentation.

Associates are prohibited from disclosing or duplicating such confidential information to non-employees except when there is a business need to do so. Upon termination of employment, the associate shall return all confidential information in the associate’s possession.

Associates are also prohibited from accessing files, databases, and other company resources which they do not have authorization to access.

Those in violation of this policy will be subject to disciplinary action, up to and including termination. Violations may also result in legal action.

B.	Gifts. The following provisions on gifts apply to Associates:
1.	Accepting Gifts. On occasion, because of their position with the Advisor, Supervised Persons may be offered or may receive without notice, gifts from clients, brokers, vendors or other persons. Acceptance of extraordinary or extravagant gifts is prohibited. Any such gifts must be declined.

Supervised Persons may accept gifts of nominal value (i.e., a gift whose reasonable value, alone or in the aggregate, is not more than $100 in any twelve month period). Customary business meals, entertainment (e.g., sporting events) if attended by the other firm, Promotional items (i.e., pens, mugs, T-shirts) may be accepted. All gifts received by Supervised Persons that might violate this Code must be promptly reported to the Chief Compliance Officer (“CCO”).

2.	Solicitation of gifts. Supervised Persons are prohibited from soliciting gifts of any size under any circumstances.
3.	Giving gifts. Supervised Persons may not give any gift with a value in excess of $100 (per year) to an Advisory Client or persons who do business with, regulate, advise or render professional services to GS.

C.    Company Opportunities. Associates may not take personal advantage of any opportunity properly belonging to any Advisory Client or Advisor. This includes, but is not limited to, acquiring Reportable Securities for one’s own account that would otherwise be acquired for an Advisory Client.

D.    Undue Influence. Associates shall not cause or attempt to cause any Advisory Client to purchase, sell or hold any security in a manner calculated to create any personal benefit to such Associates. If an Associates stands to materially benefit from an investment decision for an Advisory Client that the Associates is recommending or participating in, the Associates must disclose to those persons with authority to make investment decisions for the Advisory Client, the full nature of the beneficial interest that the Associates has in that security, any derivative security of that security or the security issuer, where the decision could create a material benefit to the Associates or the appearance of impropriety. The person to whom the Associates reports the interest, in consultation with the CCO, must determine whether or not the Associates will be restricted in making investment decisions in respect of the subject security.

E.    Reporting, Review and Record Keeping. All violations of the Code must be reported promptly to the CCO. Violations reported will be taken seriously and investigated promptly. It is the Advisor’s policy that no Supervised Person who submits a complaint or reports a violation made in good faith will experience retaliation, harassment or unfavorable or adverse employment consequences. A Supervised Person who retaliates against a person reporting a violation will be subject to disciplinary action which may include termination of employment. The CCO or designee shall periodically review Associates’ personal trading reports and otherwise take reasonable steps to monitor compliance with, and enforce, this Code of Ethics. Firm policy is to require all employees to maintain their securities accounts at Girard Securities except with the approval of Compliance. If you have an account outside of Girard Securities and have not already done so, please advise Compliance immediately. This includes outside accounts in which you have a financial interest or direct the trading. The CCO’s Annual Holdings and Quarterly Transactions will be reviewed by the SPM.

The CCO shall maintain in AO’s files (i) a copy of the code of ethics adopted and implemented pursuant to 204A-1 that is in effect, or at any time within the past five years was in effect, (ii) records of violations and actions taken as a result of the violations, (iii) a record of all written acknowledgements as required by 204A- 1 (a) (5) for each person who is currently, or within the past five years was, an Associate of the investment advisor, (iv) copies of the quarterly and annual compliance certificates required by the Code, (v) a record of the names of persons who are currently, or within the past five years were, Associates of the investment advisor, (vi) a record of any decision, and the reasons supporting the decision, to approve the acquisition of securities by Associates under 204A-1(c) for at least five years after the end of the fiscal year in which the approval is granted.